Exhibit 23.2

Consent Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sovran Self Storage, Inc. and Sovran Acquisition Limited Partnership for the registration of common stock, preferred stock, warrants, units and guarantees of Sovran Self Storage, Inc. and debt securities of Sovran Acquisition Limited Partnership and to the incorporation by reference therein of our report dated June 13, 2016, with respect to the consolidated financial statements of Sovran Acquisition Limited Partnership, included in Sovran Self Storage, Inc.’s Current Report on Form 8-K dated June 13, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York

June 13, 2016